Novartis AG Postfach 4002 Basel Switzerland

September 6, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

This is in further response to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated July 29, 2011 setting forth comments regarding our filing, and seeking certain information.  For ease of reference, we set forth your comment below, followed by our response.

SEC Comment No. 4

Please analyze for us whether the written put associated with the 52% interest in Alcon or the related purchased call are financial assets or liabilities required to be accounted for at fair value through profit or loss from your transaction 2008 through settlement in 2010.  Please reference for us the authoritative literature you rely upon to support your accounting.

Novartis Response

The Purchase and Option Agreement between Nestlé S.A. and Novartis AG dated as of April 6, 2008 (hereafter the “Option Agreement”) included the following relevant terms:

At any time between January 1, 2010 and July 31, 2011:

•      Novartis had the right to purchase 52% of Alcon, Inc. shares from Nestlé for USD 181 per share.

•      Nestlé had the right to sell 52% of Alcon, Inc. shares to Novartis at the shares’ listed market price plus a 20.5% premium, but not to exceed USD 181 per share.

The Option Agreement was considered by the Company to represent a single combined financial instrument. The principal relevant authoritative guidance for accounting under IFRS is provided under IAS 39-Financial Instruments: Recognition and Measurement.

For purposes of responding, the Company has segregated the following discussion into two parts:  pre-January 1, 2010 and post-January 1, 2010.

Pre-January 1, 2010

Prior to January 1, 2010, the Option Agreement was excluded from accounting as a financial instrument because it was considered to be outside of the scope of IAS 39 under scope paragraph 2(g), since it was a contract between an acquirer and a vendor in a business combination to buy or sell and acquire at a future date.

Accordingly, the Company did not recognize or measure the fair value of the combined put and call financial instrument contained in the Option Agreement through its consolidated income statement in its 2008 and 2009 consolidated financial statements, or include any related amounts in its consolidated balance sheets for those years.

The Company did, however, provide substantial disclosures about the existence and terms and conditions of the Option Agreement in its 2008 Form 20-F, including at page F-19, as follows:

Acquisitions in 2008

Corporate — Alcon

On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire in two steps majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company only listed on the New York Stock Exchange. The potential total value of the two steps is up to approximately USD 39 billion. The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for USD 10.4 billion in cash. Alcon’s closing share price was USD 148.44 on April 4, the last trading day before the signing of this agreement. However, the investment reflects a price of USD 140.68 per share. The transaction price of USD 143.18 was determined by using Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008. This price was later reduced by approximately USD 2.50 per share to account for the dividend paid by Alcon in May 2008. Novartis has paid for this stake from internal cash reserves and external short-term financing.

In the optional second step, Novartis has the right to acquire Nestlé’s remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of USD 181.00 per share, or up to approximately USD 28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding USD 181.00 per share. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders.

The Group has determined that the put and call options represent contracts in a business combination to buy, sell or acquire at a future date, and are therefore exempt from recognition under IAS 39.

See also Novartis 2009 Form 20-F at page F-102 (describing our January 2010 exercise of the call option as an event subsequent to the December 31, 2009 balance sheet date).

Post-January 1, 2010

In April 2009, IAS 39 paragraph 2(g) was amended so that IAS would apply to put and call options.  However, under the revised paragraph “forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date” remained out of scope for recognition under IAS 39. Further, according to specified transitional requirements, this change was to be applied prospectively to contracts in existence at January 1, 2010.

The Company exercised its call option on Sunday, January 3, 2010, prior to the Zurich and New York Stock Exchanges opening for the year 2010.  This was the earliest possible exercise date under the terms of the Option Agreement. Given that the call option was exercised on the earliest possible exercise date in 2010, and that the exercise converted the Option Agreement into a forward purchase contract which was still specifically outside the scope of the revised IAS 39 paragraph 2(g), there was no need for any subsequent fair value adjustment through the consolidated income statement in 2010.

The Company also concluded that since the revised IAS 39 required only prospective changes to the fair value of financial instruments related to future business combinations (other than forward contracts) to be recorded through profit and loss, any fair value adjustment as of January 1, 2010 of such financial instruments should be recorded as an adjustment to opening consolidated equity as of that date.

The Company acknowledges that the Option Agreement could have potentially had a value at January 1, 2010.  But, as explained below, the Company is of the opinion that such value, if any, was not material to its consolidated financial statements.

In valuing the Option Agreement, it was necessary to recognize that the value of the put and call options contained in the Option Agreement were interlinked — if either the put or call option were exercised the other option expired. Due to the complexity of the agreement we consulted with our investment bank advisors to assist us in our valuation judgment.

According to our analysis there was a range of possible market-participant fair values for the Option Agreement which depended on assumptions taken concerning the control premium for a purchase (call) of a 52% interest, the block discount for a sale (put) of a 52% interest and the fair value of the underlying shares. We came to the conclusion, supported by our investment bank advisors, that the Option Agreement had no significant value based on a USD 137 share price for Alcon, Inc. (arrived at after excluding from the quoted share price estimates of the impact of speculation related to the Company’s potential offer for the outstanding 23% quoted non-controlling interest) and a control premium of 20 to 30% for the controlling 52% interest. Furthermore, we performed a sensitivity analysis around these assumptions, confirming that application of a reasonable range of alternative values for the input parameters would not alter the conclusion that the fair value of the Option Agreement was immaterial in relation to the Company’s consolidated equity of USD 57.5 billion as at December 31, 2009. Accordingly, no adjustment to opening equity was required.

*       *       *

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ THOMAS WERLEN
Jonathan Symonds	Thomas Werlen
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group